Filed by Reinvent Technology Partners

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Joby Aviation

Commission File No. 001-39524

A Journey with Joby Aviation: From Investment to Strategic Manufacturing Collaboration

At Toyota Ventures, we are on a mission to discover what’s next for Toyota by helping early-stage startups bring disruptive technologies and business models to market quickly. When we make an investment, it’s the first step in a much longer journey that we’re taking with our portfolio companies. We believe their success is our success. In addition to funding, our team is committed to providing them with the support they need to go-to-market, and to grow and thrive throughout the years.

Four years ago, shortly after the launch of our firm, we had the opportunity to invest in a groundbreaking company named Joby Aviation. As we embark on the next leg of our journey, it’s an opportune moment to reflect on how far we’ve traveled with one of our earliest portfolio companies.

From Test Flight to First Investment

In August of 2017, Jim Adler, founding managing director of Toyota Ventures, made a visit to Joby’s headquarters in Santa Cruz, California to watch a test flight of Joby’s electric vertical takeoff and landing (eVTOL) aircraft. JoeBen Bevirt, Joby CEO and founder, had a plan to launch an urban air taxi service using eVTOL aircraft. His bold mission was to save a billion people an hour a day in their commute.

Watch Jim Adler and Joby Aviation CEO and Founder JoeBen Bevirt Discuss Their Journey Together

Jim received a full-scale demonstration of Joby’s aircraft, and was impressed by the technology, how quiet it was, and how safety redundancies were incorporated throughout the vehicle. He was also excited about JoeBen’s strategy for building an air taxi service, and quickly focused on making an investment in Joby’s next financing round. Though Toyota Ventures had itself just launched, Jim was confident that Joby Aviation was a perfect fit for the portfolio.

In building the Toyota Ventures investment strategy, Jim prioritized financial return over strategic return based on the principle that the most financially successful companies make the strongest strategic partners. The initial investment was the first step towards laying the foundation for that potential collaboration.

Platform Support: Building Strategic Relationships

With Joby, it became apparent early on that there was an opportunity for a strategic engagement that involved manufacturing. Given that Joby’s plans for an urban air taxi service would require thousands of vehicles to be mass produced on a level unfamiliar to most aviation manufacturers, it made sense that an automotive manufacturer offered much relevant knowledge. The Toyota Ventures platform team set up meetings with Joby that included expert presentations from Toyota on the Toyota Production System.

Meetings between Joby Aviation and key stakeholders at Toyota were fruitful, eventually leading to Toyota Motor Corporation (TMC) leading Joby’s $590 million Series C financing round. In addition to the financing, a strategic manufacturing collaboration between TMC and Joby was officially announced on January 15, 2020. It marked the first large-scale engagement of its kind for a Toyota Ventures portfolio company and Toyota.

[JoeBen quote] Our partnership with Toyota Ventures has accelerated our goals and growth far beyond our expectations from that first investment. We are so, so grateful to Jim, Toyota Ventures, and the Toyota team for this spectacular partnership.

New Milestones: Going Public and Collaborating Side-by-side

This year brought more notable milestones for both Joby and the strategic collaboration with Toyota. On February 24, 2021, Joby announced that it intended to list on the New York Stock Exchange later this year through a merger with Reinvent Technology Partners, a Special Purpose Acquisition Company. In addition, Toyota engineers began working alongside Joby counterparts in California on collaboration projects to help Joby prepare for manufacturing at scale.

From the initial test flight and the first Toyota Ventures investment to additional TMC financing and the ongoing manufacturing collaboration, the journey so far has fulfilled all of the expectations and hopes that we have for our portfolio companies—with much more yet to come.

Learn more about Toyota Ventures, the team, and our portfolio by visiting our website or following us on Twitter, LinkedIn, and Medium. Early-stage startups may submit a pitch. Interested candidates can explore current job openings.

Forward Looking Statements

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between RTP and Joby Aviation. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” in “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of RTP’s securities, (ii) the risk that the transaction may not be completed by RTP’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by RTP, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the Agreement and Plan of Merger, dated as of February 23, 2021 (the “Merger Agreement”), by and among RTP, Joby and RTP Merger Sub Inc., a Delaware corporation and a direct wholly owned subsidiary of RTP, by the shareholders of RTP, the satisfaction of the minimum trust account amount following redemptions by RTP’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the transaction, (v) the inability to complete the PIPE investment in connection with the transaction, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vii) the effect of the announcement or pendency of the transaction on Joby Aviation’s business relationships, operating results and business generally, (viii) risks that the proposed transaction disrupts current plans and operations of Joby Aviation and potential difficulties in Joby Aviation employee retention as a result of the transaction, (ix) the outcome of any legal proceedings that may be instituted against Joby Aviation or against RTP related to the Merger Agreement or the transaction, (x) the ability to maintain the listing of RTP’s securities on a national securities exchange, (xi) the price of RTP’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which RTP plans to operate or Joby Aviation operates, variations in operating performance across competitors, changes in laws and regulations affecting RTP’s or Joby Aviation’s business and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the transaction, and identify and realize additional opportunities, and (xiii) the risk of downturns and a changing regulatory landscape in the highly competitive aviation industry. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of RTP’s Annual Report on Form 10-K for the year ended December 31, 2020, as amended, the registration statement on Form S-4 (File No. 333-254988) and other documents filed by RTP from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward- looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward- looking statements, and RTP and Joby Aviation assume no obligation and do not intend to update or revise these forward- looking statements, whether as a result of new information, future events, or otherwise. Neither RTP nor Joby Aviation gives any assurance that either RTP or Joby Aviation or the combined company will achieve its expectations.

Important Information for Investors and Stockholders

This document relates to a proposed transaction between RTP and Joby. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed transaction, RTP has filed a registration statement on Form S-4 (333-254988), and a final proxy statement/prospectus will be sent to all RTP shareholders. RTP also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of RTP are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by RTP through the website maintained by the SEC at www.sec.gov.

The documents filed by RTP with the SEC also may be obtained free of charge at RTP’s website at https://www.reinventtechnologypartners.com or upon written request to 215 Park Avenue, Floor 11 New York, NY.